CERTIFICATE OF FORMATION

OF

U.S. PRO GYMNASTICS INVITATIONAL LLC

This Certificate of Formation of U.S. Pro Gymnastics Invitational LLC is being executed by the undersigned for the purpose of forming a limited liability company pursuant to Section 18-201 of the Delaware Limited Liability Company Act.

FIRST: The name of the limited liability company is:

U.S. Pro Gymnastics Invitational LLC

SECOND: Its registered office in the State of Delaware shall be 850 New Burton Road, Suite 201, Dover, Delaware 19904 (Kent County), and the name of its registered agent in the State of Delaware at such address is Cogency Global Inc.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 4th day of January, 2022.

_____
Benjamin A. Wiles, Esq.
Authorized Person